U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-1492617

☐Form 10-K     ☐Form 20-F     ☐Form 11-K   ☒Form 10-Q     ☐Form 10-D  ☐Form N-SAR ☐ Form N-CSR

For period ended: December 31, 2021

☐ Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
   For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Pan Global Corp.
Full Name of Registrant

Former Name if Applicable:   N/A

123 West Nye Lane
Suite 455
Address of Principal Executive Office (Street and Number):

Carson City, Nevada 89706
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

Pan Global Corp.. (the “Registrant”) is unable to timely file its Quarterly Report on Form 10-Q for the period ended December 31, 2021 without unreasonable effort and expense because, management and staff did not have sufficient time to complete the work due to a shortage of staff available to finalize the work.   The Registrant requires additional time to complete, and have the Registrant’s registered public accounting firm complete its review of, the Registrant’s financial statements. The Registrant expects to file the Form 10-Q on or before Monday, February 21, 2022.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Tang Siu Fung	(852)	6686-0563
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pan Global Corp.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 10, 2022	By:	/s/ Tang Siu Fung
Tang Siu Fung

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